                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                            -------------------

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                               -------------

                             (Amendment No. 9)

                      Ground Round Restaurants, Inc.
- --------------------------------------------------------------------------
                             (Name of Issuer)

  Common Stock, par value $.16-2/3                 460200-1-8
             per share
- -----------------------------------   -----------------------------------
   (Title of class of securities)                (CUSIP number)

              George H. Hempstead, III, c/o Hanson Industries
      99 Wood Avenue South, Iselin, New Jersey  08830 (908) 603-6600
- --------------------------------------------------------------------------
    (Name, address and telephone number of person authorized to receive notices and communications)

                              August 23, 1994
- --------------------------------------------------------------------------
          (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box   [_].


Check the following box if a fee is being paid with the statement   [_].


(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                     (Continued on following page(s))

 CUSIP No. 460200-10-8                   13D


     1     NAME OF REPORTING PERSON:    HANSON PLC
           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]
     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  Not Applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      ENGLAND
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     3,680,000
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       3,680,000
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       3,680,000
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  33.1%

    14     TYPE OF REPORTING PERSON:    CO

 CUSIP No. 460200-10-8                   13D


     1     NAME OF REPORTING PERSON:    HANSON HOLDINGS (1) LTD.
           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]
     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  Not Applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      ENGLAND
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     3,680,000
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       3,680,000
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       3,680,000
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  33.1%

    14     TYPE OF REPORTING PERSON:    CO

 CUSIP No. 460200-10-8                   13D


     1     NAME OF REPORTING PERSON:    HANSON OVERSEAS HOLDINGS LTD.
           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]
     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  Not Applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      ENGLAND
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     3,680,000
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       3,680,000
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       3,680,000
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  33.1%

    14     TYPE OF REPORTING PERSON:    CO

 CUSIP No. 460200-10-8                   13D


     1     NAME OF REPORTING PERSON:    HANSON HOLDINGS NETHERLANDS B.V.
           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]
     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  Not Applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      KINGDOM OF THE NETHERLANDS
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     3,680,000
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       3,680,000
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       3,680,000
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  33.1%

    14     TYPE OF REPORTING PERSON:    CO

 CUSIP No. 460200-10-8                   13D


     1     NAME OF REPORTING PERSON:    HM ANGLO-AMERICAN, LTD.
           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]
     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  Not Applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      DELAWARE
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     3,680,000
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       3,680,000
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       3,680,000
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  33.1%

    14     TYPE OF REPORTING PERSON:    CO

 CUSIP No. 460200-10-8                   13D


     1     NAME OF REPORTING PERSON:    HANSON AMERICA INC.
           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]
     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  Not Applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      DELAWARE
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     3,680,000
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       3,680,000
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       3,680,000
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  33.1%

    14     TYPE OF REPORTING PERSON:    CO

 CUSIP No. 460200-10-8                   13D


     1     NAME OF REPORTING PERSON:    HM HOLDINGS, INC.
           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]
     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  Not Applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      DELAWARE
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     3,680,000
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       3,680,000
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       3,680,000
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  33.1%

    14     TYPE OF REPORTING PERSON:    CO

               This Statement amends and restates the Statement on Schedule 13D filed with the Securities and Exchange Commission (the "Commission") by HM Holdings, Inc. ("HM Holdings"), Hanson America Inc. ("Hanson America", formerly known as HM Investments, Ltd.), HM Anglo-American, Ltd. ("Anglo"), Hanson Holdings Netherlands B.V. ("Netherlands"), Hanson Overseas Holdings Limited ("Overseas"), Hanson Holdings (1) Limited ("HH-1") and Hanson PLC (collectively referred to herein as the "Beneficial Owners"), with respect to their beneficial ownership of the Common Stock, par value $.16-2/3 per share ("Common Stock") of Ground Round Restaurants, Inc., a New York corporation (the "Company"), as previously amended by Amendments Nos. 1 through 8 thereto.

     Item 1.   Security and Issuer.
               -------------------
               This statement relates to the Common Stock issued by the Company. The address of the principal executive office of the Company is 35 Braintree Office Hill Park, Braintree, Massachusetts 02184-9078.



     Item 2.  Identity and Background.
              -----------------------
               (a) - (c), (f) HM Holdings, a Delaware corporation, is engaged principally in the business of holding investments. The outstanding capital stock of HM Holdings is owned 85.59% by Hanson America, a Delaware corporation, and 14.41% by Netherlands, a company organized under the laws of the Kingdom of the Netherlands. Hanson America is the principal holding company for Hanson PLC's operating subsidiaries in the United States. Netherlands is engaged principally in the business of holding investments.

               Hanson America is a direct wholly-owned subsidiary of Anglo, a Delaware corporation. Each of Netherlands and Anglo is a direct wholly-owned subsidiary of Overseas, an English company. Overseas is a direct wholly-owned subsidiary of HH-1, an English company, which, in turn, is a direct wholly-owned subsidiary of Hanson PLC, a public limited company incorporated in England. Each of Anglo, Overseas and HH-1 is principally engaged in the business of holding investments.

               Hanson PLC is an industrial management company with operating subsidiaries based principally in the United Kingdom and the United States, employing approximately 80,000 people worldwide. In the United Kingdom, Hanson PLC's principal operating units are Imperial Tobacco Limited, which manufactures




























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
     tobacco products; ARC Limited, which produces aggregates, coated stone and concrete products; and London Brick Company Limited and Butterley Brick Limited, which produce clay bricks. In the United States, Hanson PLC's principal operating units are Peabody Holding Company, Inc., its subsidiaries and Lee Ranch Coal Company, which produce and market coal; SCM Chemicals Inc., which produces titanium dioxide; Quantum Chemical Company, which manufacturers polyethylene and other industrial chemicals; the Aggregates Group, which produces aggregates, sand and gravel; Grove North America, which manufacturers hydraulic lift cranes; Suburban Propane Company, which is engaged in the retail distribution of propane gas; and Cavenham Forest Industries, which harvests and sells timber and manufacturers lumber. Other Hanson PLC operating units mine coal and manufacture a wide range of chemical, building, materials handling, industrial and consumer products in the United Kingdom, the United States, Australia, South Africa and other countries. In addition, Hanson PLC has equity interests in a number of public and private companies.

               The principal business address of each of the Beneficial Owners and the name, business address, citizenship and principal occupation or employment of each director and executive officer of each of the Beneficial Owners are listed on Schedule A.

               (d) - (e) Neither any of the Beneficial Owners nor, to the best of their knowledge, any of their respective directors and executive officers has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

     Item 3.  Source and Amount of Funds or Other Consideration.
              -------------------------------------------------
               Not applicable.

     Item 4.  Purpose of Transaction.
              ----------------------
               On August 23, 1994, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") by and among GRR, Inc. ("Parent"), GRR Acquisition Corp. ("Purchaser") and the Company. The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, Purchaser will merge with and into the Company (the "Merger") and each


























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
     share of Common Stock will be converted into the right to receive $9.00 per share in cash. The Beneficial Owners have been advised that the business address of Parent and Purchaser is c/o 399 Ventures, Inc., 399 Park Avenue, New York, New York 10022 and that 399 Ventures, Inc. is an affiliate of Citicorp.

               As a condition to their willingness to enter into the Merger Agreement, HM Holdings entered into a Shareholder Agreement, dated August 23, 1994, with Parent and Purchaser (the "Shareholder Agreement"). Pursuant to the Shareholder Agreement, HM Holdings granted Parent and Purchaser an option (the "Option") to purchase all of the shares of Common Stock owned by it (the "Option Shares") at $9.00 per share. The Option is exercisable in whole (but not in part) at any time after (x) the Company terminates the Merger Agreement pursuant to Section 6.1(g) thereof and (y) the fair market value (as defined in the Shareholder Agreement) of the consideration with respect to the Qualifying Acquisition Proposal (as defined below) is or becomes less than or equal to $10.50 per share of Common Stock. Pursuant to Section 6.1(g) of the Merger Agreement the Company may terminate the Merger Agreement if it receives, prior to shareholder adoption of the Merger Agreement, a proposal meeting certain criteria described in the Merger Agreement regarding an acquisition or purchase of all or a substantial portion of the Company's assets or equity, a merger or other business combination involving the Company or certain recapitalizations involving the Company (a "Qualifying Acquisition Proposal"), provided that it pays the Fee and Expenses (each as defined in the Merger Agreement) to Parent.

               Pursuant to the Shareholder Agreement, Parent and Purchaser have agreed, for the benefit of the Company's shareholders, that in the event they acquire the Option Shares upon exercise of the Option and the Qualifying Acquisition Proposal is not consummated, they will to use their best efforts to consummate a merger with the Company or other similar transaction (on terms substantially similar to the Merger Agreement) as soon as practicable thereafter which results in all shareholders (other than Parent and Purchaser) receiving consideration of not less than $9.00 per share of Common Stock in cash (the per share exercise price of the Option).

               Pursuant to the Shareholder Agreement, HM Holdings agreed to vote all Option Shares in favor of the Merger and in the manner specified by Parent or Purchaser with respect to any other matter which, in Parent or Purchaser's reasonable judgment, may contradict any provision of the Shareholder Agreement or the Merger Agreement, make it more difficult for or less desirable to Parent and Purchaser to consummate the Merger or delay or hinder


























     NYFS02...:\13\51513\0116\1323\SCH82294.Y20
     the consummation of the Merger; provided, that HM Holdings has not agreed to vote against a Qualifying Acquisition Proposal unless the Option has been exercised and the exercise price has been tendered to HM Holdings (in which event Parent and Purchaser shall have the obligation to use their best efforts to effect a merger or similar transaction involving the Company, as described in the preceding paragraph). In addition, HM Holdings granted an irrevocable proxy (the "Irrevocable Proxy") to Parent and Purchaser to vote all the Option Shares as described in the preceding sentence.

               In the Shareholder Agreement, HM Holdings has also agreed not to sell, exchange, pledge, encumber or otherwise transfer or dispose of, or agree to sell, exchange, pledge, encumber or otherwise transfer or dispose of, any Option Shares, or any interest therein, except upon exercise of the Option or pursuant to the Merger Agreement. In addition, HM Holdings agreed to certain non-solicitation provisions.

               Concurrently with the execution of the Shareholder Agreement, GSB Holdings, Inc., another shareholder of the Company, entered into a substantially identical agreement with Parent and Purchaser. Parent and Purchaser agreed that they would not exercise or terminate the Option without also exercising or terminating the option granted by GSB Holdings, Inc. David H. Clarke, a director of Hanson PLC and Deputy Chairman of Hanson Industries, is an officer of GSB Holdings, Inc. and a majority shareholder of its parent corporation.

               A copy of the Shareholder Agreement has been filed as
     Exhibit 3 to this Amendment No. 9 and is incorporated herein by reference.


     Item 5.  Interest in Securities of the Issuer.
              ------------------------------------
               (a) (i) As of the date of this Amendment, HM Holdings was the direct beneficial owner of 3,680,000 shares of Common Stock, which constitute approximately 33.1% of the 11,113,269 shares of Common Stock outstanding as of August 23, 1994.

                (ii) By virtue of their ownership of 85.59% and 14.41%, respectively, of the outstanding shares of capital stock of HM Holdings, Hanson America and Netherlands may be deemed to be, for purposes of this Schedule 13D, beneficial owners of all the shares of Common Stock beneficially owned by HM Holdings.



























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

               (iii) By virtue of its ownership of all of the outstanding capital stock of Hanson America, Anglo may be deemed to be, for purposes of this Schedule 13D, the beneficial owner of all the shares of Common Stock beneficially owned by Hanson America.

                (iv) By virtue of its ownership of all of the outstanding capital stock of each of Anglo and Netherlands, Overseas may be deemed to be, for purposes of this Schedule 13D, the beneficial owner of all the shares of Common Stock beneficially owned by each of Anglo and Netherlands.

                 (v) By virtue of its ownership of all of the outstanding capital stock of Overseas, HH-1 may be deemed to be, for purposes of this Schedule 13D, the beneficial owner of all the shares of Common Stock beneficially owned by Overseas.

                (vi) By virtue of its ownership of all of the outstanding capital stock of HH-1, Hanson PLC may be deemed to be, for purposes of this Schedule 13D, the beneficial owner of all the shares of Common Stock beneficially owned by HH-1.

               (vii) Certain directors, executive officers and/or employees of the Beneficial Owners may beneficially own shares of Common Stock, directly or through individual employee savings plan accounts. The Beneficial Owners disclaim beneficial ownership of such shares.

               (b) (i) Each of the Beneficial Owners, by virtue of its direct or indirect ownership of all of the outstanding capital stock of HM Holdings, is deemed to have, with HM Holdings, shared power to vote or to direct the vote and shared power to dispose or direct the disposition of the 3,680,000 shares of Common Stock directly beneficially owned by HM Holdings.

                (ii) The Beneficial Owners have no power to vote, direct the vote, dispose or direct the disposition of the shares of Common Stock owned by the persons referred to in paragraph (a) other than the Beneficial Owners.

               (c) Except as set forth above, none of the Beneficial Owners has effected any transactions in the Common Stock during the past 60 days.

               (d)  Not applicable.

               (e)  Not applicable.


























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

     Item 6.   Contracts, Arrangements, Understandings or Relationships
               --------------------------------------------------------
               with Respect to Securities of the Issuer.
               ----------------------------------------
               HM Holdings and the Company are parties to a Stockholder Agreement, dated as of August 1, 1991 (the "HMH Agreement"), providing for certain rights and restrictions with respect to HM Holding's ownership of Common Stock. In the HMH Agreement, the Company agreed that, upon HM Holdings' request, the Company will use its best efforts to nominate and cause the election to the Company's Board of Directors of two persons designated by HM Holdings for so long as HM Holdings and its corporate affiliates own 20% or more of the outstanding shares of Common Stock, and one person designated by HM Holdings for so long as HM Holdings and its corporate affiliates own less than 20%, but more than 10% of the outstanding shares of Common Stock. Messrs. Robert E. Lee and Thomas J. Russo are the current designees of HM Holdings serving on the Company's Board of Directors. HM Holdings has the right to propose for election and/or to solicit proxies in favor of the election of any number of directors of the Company, but has advised the Company that it has no present intention to seek to have additional designees elected to the Board.

               In the HMH Agreement, HM Holdings agreed that neither HM Holdings nor any of its corporate affiliates will acquire, directly or indirectly, additional shares of Common Stock which would result in HM Holdings and such affiliates beneficially owning 50% or more of the outstanding shares of Common Stock unless, in such acquisition, HM Holdings and such corporate affiliates offer to acquire all outstanding shares of Common Stock not held by them upon substantially the same terms and conditions. In addition, in the HMH Agreement, HM Holdings agreed that for so long as HM Holdings and its corporate affiliates own 20% or more of the outstanding shares of Common Stock, except in certain limited circumstances, should HM Holdings or any of its corporate affiliates seek to sell or otherwise dispose of all or substantially all of the shares of Common Stock owned by it to a third party, except as may be otherwise approved by a majority of the members of the Board of Directors not designated by HM Holdings, it will use its best efforts to cause such third party to offer to purchase all other outstanding shares of Common Stock upon substantially the same terms and conditions as are available to it.
     HM Holdings also agreed that, if such third party fails to make such offer, HM Holdings or such corporate affiliate will not so sell or otherwise dispose of such shares unless such third party agrees to be subject to the same limitation on its ability to sell and to the requirements set forth in the immediately preceding



























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


     paragraph with respect to the acquisition of 50% or more of the outstanding shares of the Common Stock.

               In addition, in the HMH Agreement the Company agreed that, if at any time it shall propose to sell any shares of Common Stock or any other security entitling the holder thereof to vote for the election of directors of the Company, or any warrants or rights therefor or securities convertible into or exchangeable therefor, to any person or entity other than HM Holdings or its affiliates, it shall give HM Holdings the opportunity to purchase such number of shares or other securities as will permit HM Holdings and its corporate affiliates to retain their percentage of the Company's voting power.

               The Company also agreed in the HMH Agreement that, as long as HM Holdings owns 5% or more of the outstanding shares of Common Stock, upon the request of HM Holdings, the Company will cause up to four registration statements to be filed with the SEC in order to permit HM Holdings or an affiliate to sell all or a portion of its shares of Common Stock. In addition, the Company agreed, if requested, to include some or all shares of Common Stock owned by HM Holdings or an affiliate in any registration statement it otherwise files (other than registration statements relating to employee stock options). The Company and HM Holdings also agreed to indemnify each other for certain liabilities that may arise in connection with any such registration statement.

               It is an event of default under the Company's Credit Agreement with Citibank, N.A., as Agent, if HM Holdings does not beneficially own at least 25% of the Company's outstanding Common Stock or the Company's Board of Directors does not include two designees of HM Holdings, but if the Company raises $10 million of additional common equity capital after October 1993, the 25% ownership requirement is reduced to 0% and no HM Holdings nominees are required. HM Holdings has agreed that, as long as the Credit Agreement is outstanding, it will not take any action to cause its beneficial ownership to fall below such percentage and has agreed to nominate two individuals for election as directors of the Company. The Company does not have an agreement with HM Holdings or its affiliates requiring them to provide financial support in connection with the Credit Agreement.

               Prior to the execution of the Shareholder Agreement described in Item 4 (the description of which is incorporated in this Item 6 by reference), the Company's Board of Directors (with HM Holdings' designees abstaining) approved HM Holdings' grant of the Option and the Irrevocable Proxy and the performance by HM Holdings of its obligations under the Shareholder Agreement.
























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

               Except for the agreements described or referred to in this
     Item 6 and the Group Agreement filed as Exhibit 7 to Amendment No. 4 to this Statement on Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Beneficial Owners, as named in Item 2, or between any of the Beneficial Owners and any person, with respect to the securities of the Company.

     Item 7.   Material to be Filed as Exhibits.
               --------------------------------
               The following is filed herewith as an Exhibit to this
     Schedule 13D:

               1. Group Agreement (incorporated by reference to Amendment No. 4 to this Schedule 13D).

               2. Stockholder Agreement dated as of August 1, 1991 between HM Holdings and the Company (incorporated by reference to Amendment No. 8 to this Schedule 13D).

               3. Shareholder Agreement, dated August 23, 1994, by and among Parent, Purchaser and HM Holdings.



















































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

                                   SIGNATURES
                                   ----------
               After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  August 25, 1994



                         HANSON PLC
                         HANSON HOLDINGS (1) LIMITED
                         HANSON OVERSEAS HOLDINGS LIMITED
                         HANSON HOLDINGS NETHERLANDS B.V.



                         By:  /s/ George H. Hempstead, III
                              ---------------------------------------------
                              George H. Hempstead, III
                              Attorney-in-Fact



                         HM ANGLO-AMERICAN, LTD.
                         HANSON AMERICA INC.
                         HM HOLDINGS, INC.



                         By:  /s/ George H. Hempstead, III
                              ---------------------------------------------
                              George H. Hempstead, III
                              Vice President






































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

                                                                 Schedule A
                                                                 ----------

     1.  HANSON PLC

               Set forth below are the name, business address and position with Hanson PLC ("Hanson") and the present principal occupation or employment of each director, associate director and executive officer (as defined in the regulations of the Securities and Exchange Commission (the "Commission")) of Hanson. The principal business address of Hanson is One Grosvenor Place, London, SW1X 7JH, England, and unless otherwise indicated, the business address of each person listed below is the aforesaid address. Each person listed below whose name is followed by an asterisk is a citizen of the United Kingdom. Alexander C. Notter is a citizen of Switzerland. All others are citizens of the United States.




                                        Position with Hanson
                                        and Present Principal
     Name and Business Address          Occupation or Employment
     -------------------------          ------------------------

      Lord Hanson*  . . . . . . . . .   Chairman

      Derek C. Bonham*  . . . . . . .   Deputy Chairman, Chief
                                          Executive Officer and
                                          Director

      Martin G. Taylor* . . . . . . .   Vice Chairman and Director

      David H. Clarke . . . . . . . .   Vice Chairman and Director;
        Hanson Industries                 Deputy Chairman of Hanson
        99 Wood Avenue South              Industries, a division of
        Iselin, NJ 08830                  Tillotson Commercial
                                          Motors Limited, a
                                          subsidiary of Hanson

      Anthony G.L. Alexander* . . . .   Chief Operating Officer and
                                          Director

      Brian A. Hellings*  . . . . . .   Director
        2 Third Street
        Rumson, NJ 07760

      John G. Raos  . . . . . . . . .   Director; President of
        Hanson Industries               Hanson Industries
        99 Wood Avenue South
        Iselin, NJ 08830























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

                                                                 Schedule A
                                                                 ----------


      Anthony R. Cotton*  . . . . . .   Director
        Renison Goldfields
        Consolidated Ltd.
        Gold Fields House
        24th Floor
        1 Alfred Street
        Sydney NSW 2000, Australia

      Peter J. Harper*  . . . . . . .   Director

      Christopher D. Collins* . . . .   Director

      William M. Landuyt  . . . . . .   Finance Director

      The Hon. Robert W. Hanson*  . .   Director

      Graham Dransfield*  . . . . . .   Legal Director

      Sir Christopher Harding MA* . .   Non-executive Director
        BET Public Limited Company
        Stratton House
        Piccadilly
        London W1X 6AS, England

      The Hon. Charles H. Price II  .   Non-executive Director
        Mercantile Bank of Kansas
        City
        Suite 300
        One West Armour Blvd.
        Kansas City, Missouri 64111

      The Rt. Hon. Kenneth Baker CH     Non-executive Director
      MP*

      Sir David Hardy FCA*  . . . . .   Non-executive Director
        1 Appold Street
        Broadgate
        London EC2A 2HE, England

      Simon L. Keswick* . . . . . . .   Non-executive Director
        Matheson & Co. Limited
        3 Lombard Street
        London EC3V 9AQ, England

      Jonathan Scott-Barrett* . . . .   Non-executive Director
        Centaur Communications Limited
        St. Giles House
        50 Poland Street
        London W1V 4AX, England

      Ronald S. Fulford*  . . . . . .   Senior Associate Director

      Malcolm J. Ablett*  . . . . . .   Associate Director

      Mark A. Alexander . . . . . . .   Associate Director















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

                                                                 Schedule A
                                                                 ----------


      Anthony Branson*  . . . . . . .   Associate Director

      Andrew J.H. Dougal* . . . . . .   Associate Director and
                                          Deputy Finance Director

      George H. Hempstead, III  . . .   Associate Director

      Robert E. Lee . . . . . . . . .   Associate Director

      Karen B. Levy . . . . . . . . .   Non-executive Associate
                                          Director
      Kenneth J. Ludlam*  . . . . . .   Associate Director and Chief
                                          Accountant

      R. Ian Menzies-Gow* . . . . . .   Associate Director

      Alexander C. Notter . . . . . .   Associate Director
        Hanson PLC
        3 quai du Mont Blanc
        CH-1201
        Geneva, Switzerland

      John S. Oldford . . . . . . . .   Associate Director

      Dorothy E. Sander . . . . . . .   Associate Director

      Craig C. Sergeant . . . . . . .   Associate Director

      Edwin Silverstone . . . . . . .   Associate Director

      David J. Snowdon* . . . . . . .   Associate Director

      Paul Spencer* . . . . . . . . .   Associate Director and
                                          Treasurer (U.K.)

      Peter J. Turner*  . . . . . . .   Associate Director

      John F. Whitehead*  . . . . . .   Associate Director

      John H. Wimberly  . . . . . . .   Associate Director

      Yvette M. Newbold*  . . . . . .   Secretary



              Management of the United States operations of Hanson is provided by Hanson Industries, a division of Tillotson Commercial Motors Limited, a subsidiary of Hanson. Set forth below are the name, business address and position with Hanson Industries and the present principal occupation or employment of each director and executive officer (as defined in the regulations of the Commission) of Hanson Industries. The principal business address of Hanson Industries and the business address of each of the persons listed below is 99 Wood Avenue South, Iselin, New Jersey 08830, except for the Lord White of Hull, whose principal business address is 410 Park Avenue, New York, New York 10022. Each person listed below is a citizen of the United States,













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

                                                                 Schedule A
                                                                 ----------

     except for the Lord White of Hull, who is a citizen of the United
     Kingdom.

                                        Position with Hanson
                                        Industries and
                                        Present Principal
     Name and Business Address          Occupation or Employment
     -------------------------          ------------------------

     The Lord White of Hull, KBE . . . .   Chairman

     David H. Clarke . . . . . . . . . .   Director, Deputy Chairman
                                              and Chief Executive
                                              Officer

     John G. Raos  . . . . . . . . . . .   Director, President and Chief
     Operating Officer

     George H. Hempstead, III  . . . . .   Director, Senior Vice
                                             President and General
                                             Counsel

     Mark A. Alexander . . . . . . . . .   Vice President

     Robert M. Brier . . . . . . . . . .   Vice President - Finance

     A.M. (Mickey) Foster  . . . . . . .   Vice President

     Robert E. Lee . . . . . . . . . . .   Vice President and Chief
                                             Financial Officer

     Frank V. Lloyd  . . . . . . . . . .   Vice President - Taxes

     George H. MacLean . . . . . . . . .   Vice President

     John S. Oldford . . . . . . . . . .   Vice President

     Dorothy E. Sander . . . . . . . . .   Vice President

     Craig C. Sergeant . . . . . . . . .   Vice President

     Edwin Silverstone . . . . . . . . .   Vice President

     Peter J. Statile  . . . . . . . . .   Vice President and
                                             Controller
     John H. Wimberly  . . . . . . . . .   Vice President

     Christine Wubbolding  . . . . . . .   Treasurer






















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

                                                                 Schedule A
                                                                 ----------

     2.  HANSON HOLDINGS (1) LIMITED

               Set forth below are the name, business address and position with Hanson Holdings (1) Limited ("HH-1") and the present principal occupation or employment of each director and executive officer of HH-
     1. The principal business address of HH-1 and the business address of each person listed below is One Grosvenor Place, London SW1X 7JH, England. Each person listed below is a citizen of the United Kingdom, except for William M. Landuyt, who is a citizen of the United States.



                                                 Principal Occupation
      Name                        Position            or Employment
      ----                        --------       --------------------
      Malcolm J. Ablett           Director       See Part 1 of this
                                                   Schedule A

      Derek C. Bonham             Director       See Part 1 of this
                                                   Schedule A

      Anthony Branson             Director       See Part 1 of this
                                                   Schedule A

      Andrew J.H. Dougal          Director       See Part 1 of this
                                                   Schedule A

      Graham Dransfield           Director       See Part 1 of this
                                                   Schedule A

      Ronald S. Fulford           Director       See Part 1 of this
                                                   Schedule A

      William M. Landuyt          Director       See Part 1 of this
                                                   Schedule A

      Kenneth J. Ludlam           Director       See Part 1 of this
                                                   Schedule A

      R. Ian Menzies-Gow          Director       See Part 1 of this
                                                   Schedule A

      Martin C. Murray            Director       See Part 1 of this
                                                   Schedule A

      John H. Pattisson           Director       See Part 1 of this
                                                   Schedule A

      David J. Snowdon            Director       See Part 1 of this
                                                   Schedule A

      Paul Spencer                Director       See Part 1 of this
                                                   Schedule A















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

                                                                 Schedule A
                                                                 ----------


      Peter J. Turner             Director       See Part 1 of this
                                                   Schedule A




     3.   HANSON OVERSEAS HOLDINGS LIMITED

               Set forth below are the name, business address and position with Hanson Overseas Holdings Limited ("Overseas") and present principal occupation or employment of each director and executive officer of Overseas. The principal business address is One Grosvenor Place, London SW1X 7JH, England. Each person listed below is a citizen of the United Kingdom, except for William M. Landuyt, who is a citizen of the United States.



                                                 Principal Occupation
      Name                        Position            or Employment
      ----                        --------       --------------------


      Derek C. Bonham             Director       See Part 1 of this
                                                   Schedule A

      Graham Dransfield           Director       See Part 1 of this
                                                   Schedule A

      William M. Landuyt          Director       See Part 1 of this
                                                   Schedule A

      Kenneth J. Ludlam           Director       See Part 1 of this
                                                   Schedule A

      Paul Spencer                Director       See Part 1 of this
                                                   Schedule A



     4.  HANSON HOLDINGS NETHERLANDS B.V.

               Set forth below are the name, business address, citizenship, position with Hanson Holdings Netherlands B.V. ("Netherlands") and the present principal occupation or employment of each director and executive officer of Netherlands. The principal business address of Netherlands is Schottegatwey-Oost, P.O. Box 3141, Curacao, Netherland Antilles.





















     NYFS02...:\13\51513\0116\1323\SCH82294.Y20

                                                                 Schedule A
                                                                 ----------


      Brian A. Hellings            Managing       See Part 1 of this
        2 Third Street             Director         Schedule A
        Rumson, NJ  07760

      John Farell Whitehead        Managing       Citizen of the
        Hirzel House,              Director       United
        Smith Street                                Kingdom;
        St. Peter Port,                           Chief Executive
        Guernsey,                                 Officer
        Channel Islands                             Hanson Island
                                                    Management
                                                    Limited,
                                                    Hirzel House,
                                                    Smith Street,
                                                    St. Peter Port,
                                                    Guernsey,
                                                    Channel Islands

      Harry Peter Felix            Managing       Citizen of the
        von Aasch                  Director       Kingdom
        Kaya W F G (Jombi)                          of the
          Mensing 36,                               Netherlands;
        Curacao,                                  Joint Managing
        Netherlands Antilles                      Director;
                                                    Antillean
                                                    Management
                                                    Corporation
                                                    "AMACO"
                                                    Kaya W F G (Jombi)
                                                      Mensing 36,
                                                    Curacao,
                                                    Netherlands
                                                    Antilles

      Edmund Franklin Promes       Managing       Citizen of the
        Julianaplein 22,           Director       Kingdom
        Willemstad,                                 of the
        Curacao,                                    Netherlands;
        Netherlands Antilles                      Partner of the law
                                                  firm:
                                                    Promies, Trenite
                                                     van Doorne
                                                    Julianaplein 22,
                                                    Willemstad,
                                                    Curacao,
                                                    Netherlands
                                                    Antilles





















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

                                                                 Schedule A
                                                                 ----------

     5.  HM ANGLO-AMERICAN, LTD.

               Set forth below are the name, business address, citizenship, position with HM Anglo-American Ltd. ("Anglo") and present principal occupation or employment of each director and executive officer of Anglo. The principal business address of Anglo is 410 Park Avenue, New York, New York 10022. Unless otherwise indicated, the business address of each person listed below is 99 Wood Avenue South, Iselin, New Jersey 08830.


                                                    Citizenship and
                                                    Principal
      Name and                                      Occupation
      Business Address             Position         or Employment
      ----------------             --------         ---------------

      The Lord White of Hull, KBE  Chairman         See Part 1 of
      410 Park Avenue                               this
      New York, NY 10022                              Schedule A

      David H. Clarke              Deputy           See Part 1 of
                                     Chairman,      this
                                     Director and     Schedule A
                                     Chief
                                     Executive
                                     Officer

      John G. Raos                 Director,        See Part 1 of
                                     President and  this
                                     Chief            Schedule A
                                     Operating
                                     Officer

      George H. Hempstead, III     Director,        See Part 1 of
                                     Senior Vice    this
                                     President        Schedule A
                                     and Secretary

      Mark A. Alexander            Vice President   See Part 1 of
                                                    this
                                                      Schedule A

      Robert M. Brier              Vice President   See Part 1 of
                                     - Finance      this
                                                      Schedule A

      Robert E. Lee                Vice President   See Part 1 of
                                     and Chief      this
                                     Financial        Schedule A
                                     Officer

















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

                                                                 Schedule A
                                                                 ----------


      Frank V. Lloyd               Vice President   See Part 1 of
                                     - Taxes        this
                                                      Schedule A

      George H. MacLean            Vice President   See Part 1 of
                                     and Assistant  this
                                     Secretary        Schedule A

      Dorothy E. Sander            Vice President   See Part 1 of
                                                    this Schedule A

      Peter J. Statile             Vice President   See Part 1 of
                                     and Controller this Schedule A

      Christine Wubbolding         Treasurer        See Part 1 of
                                                    this Schedule A



     6.  HANSON AMERICA INC.

               Set forth below are the name, business address, citizenship, position with Hanson America Inc. ("Hanson America") and present principal occupation or employment of each director and executive officer of Hanson America. The principal business address of Hanson America is 2644 Capitol Trail, Suite B1, Newark, Delaware 19711.


                                                    Citizenship and
                                                    Principal
      Name and                                      Occupation
      Business Address             Position         or Employment
      ----------------             --------         ---------------

      The Lord White of Hull,    Chairman           See Part 1 of
        KBE                                           this Schedule A

      David H. Clarke            Deputy             See Part 1 of
                                   Chairman,          this Schedule A
                                   Director and
                                   Chief Executive
                                   Officer

      John G. Raos               Director,          See Part 1 of
                                   President and      this Schedule A
                                   Chief Operating
                                   Officer

      George H. Hempstead, III   Director,          See Part 1 of
                                   Senior Vice        this Schedule A
                                   President
                                   and Secretary


















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

                                                                 Schedule A
                                                                 ----------


      Mark A. Alexander          Vice President     See Part 1 of
                                                      this Schedule A

      Robert M. Brier            Vice President     See Part 1 of
                                   - Finance          this Schedule A

      Robert E. Lee              Vice President     See Part 1 of
                                   and Chief          this Schedule A
                                   Financial
                                   Officer

      Frank V. Lloyd             Vice President     See Part 1 of
                                   - Taxes            this Schedule A

      George H. MacLean          Vice President     See Part 1 of
                                   and Assistant      this Schedule A
                                   Secretary

      Dorothy E. Sander          Vice President     See Part 1 of
                                                      this Schedule A

      Peter J. Statile           Vice President     See Part 1 of
                                   and Controller     this Schedule A

      Christine Wubbolding       Treasurer          See Part 1 of
                                                      this Schedule A

     7.  HM HOLDINGS INC.

               Set forth below are the name, business address, citizenship, position with HM Holdings Inc. ("HM Holdings") and present principal occupation or employment of each director and executive officer of HM Holdings. The principal business address of HM Holdings is 99 Wood Avenue South, Iselin, NJ 08830.

                                                    Citizenship and
                                                    Principal
      Name and                                      Occupation
      Business Address             Position         or Employment
      ----------------             --------         ---------------

      The Lord White of Hull,    Chairman          See Part 1 of this
        KBE                                          Schedule A

      David H. Clarke            Deputy            See Part 1 of this
                                   Chairman,         Schedule A
                                   Director and
                                   Chief
                                   Executive
                                   Officer



















     NYFS02...:\13\51513\0116\1323\SCH82294.Y20

                                                                 Schedule A
                                                                 ----------


      John G. Raos               Director,         See Part 1 of this
                                   President and     Schedule A
                                   Chief
                                   Operating
                                   Officer

      George H. Hempstead, III   Director,         See Part 1 of this
                                   Senior Vice       Schedule A
                                   President
                                   and Secretary

      Mark A. Alexander          Vice President    See Part 1 of this
                                                     Schedule A

      Robert M. Brier            Vice President    See Part 1 of this
                                   - Finance         Schedule A

      Robert E. Lee              Vice President    See Part 1 of this
                                   and Chief         Schedule A
                                   Financial
                                   Officer

      Frank V. Lloyd             Vice President    See Part 1 of this
                                   - Taxes           Schedule A

      George H. MacLean          Vice President    See Part 1 of this
                                   and Assistant     Schedule A
                                   Secretary

      John S. Oldford            Vice President    See Part 1 of this
                                                     Schedule A

      Dorothy E. Sander          Vice President    See Part 1 of this
                                                     Schedule A

      Craig C. Sergeant          Vice President    See Part 1 of this
                                                     Schedule A

      Edwin Silverstone          Vice President

      Peter J. Statile           Vice President
                                   and Controller

      John H. Wimberly           Vice President

      Christine Wubbolding       Treasurer

                               EXHIBIT INDEX
                               -------------

     Exhibit No.                Description
     -----------                -----------

     1. Group Agreement (incorporated by reference to Amendment No. 4 to this Schedule 13D).

     2. Stockholder Agreement dated as of August 1, 1991 between HM Holdings and the Company (incorporated by reference to Amendment No. 8 to this Schedule 13D).

     3. Shareholder Agreement, dated August 23, 1994, by and among Parent, Purchaser and HM Holdings.



























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